SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

RYANAIR BECOMES FIRST AIRLINE TO CARRY OVER 100M INTERNATIONAL CUSTOMERS IN ONE YEAR

DEC TRAFFIC GROWS 25% TO 7.5M CUSTOMERS

Ryanair, Europe's favourite airline, today (7 Jan) released December traffic statistics as follows:

• Traffic grew 25% to 7.5m customers.

• Load factor rose 3% points to 91%.

• Rolling annual traffic to Dec grew 17% to 101.4m customers.

	Dec 14	Dec 15	Change
Customers	6.0M	7.5M	+25%
Load Factor	88%	91%	+3%

Ryanair's Kenny Jacobs said:

"On the back of lower fares in December (following the terrorist events in Paris and Brussels), Ryanair's monthly traffic grew by 25% to 7.5m customers, while our load factor jumped 3% points to 91%. Our traffic growth over the past two years has been remarkable, rising by 50% over our December 2013 traffic figure of 5.0m.

We are pleased that over 101m international customers chose to fly with Ryanair in 2015, as we became the first airline to reach this international traffic landmark. This is thanks to our load factor active/yield passive pricing, our expanding route network and the continuing success of our "Always Getting Better" customer experience programme, which continues to deliver stronger than expected traffic and load factors, albeit at lower fares."

ENDS

For further information
please contact:
                                     Robin Kiely                             Joe Carmody
                                     Ryanair Ltd                             Edelman Ireland
                                     Tel: +353-1-9451949            Tel: +353-1-6789333
                                     press@ryanair.com               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 07 January, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary